UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33094

American CareSource Holdings, Inc.

(Exact name of registrant as specified in its charter)

55 Ivan Allen Jr. Blvd., Suite 510

Atlanta, GA 30308

(404) 465-1000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock; Series A Convertible Preferred Stock; Warrants (expiring five years from date of issuance);
Class A Units; and Class B Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock:	181
Series A Convertible Preferred Stock:	1
Warrants:	13
Class A Units:	None
Class B Units:	None

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

American CareSource Holdings, Inc.

Date:	October 19, 2016	By:	/s/ Adam S. Winger
Name: Adam S. Winger
Title: President and Chief Executive Officer